РТ Элемтэ Министрлыгы

«КАЗАН ШӘҺӘРЕ
ТЕЛЕФОН ЧЕЛТӘРЕ» АЖ

420061, г. Казань, ул. Н.Ершова, 55е



Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ
ТЕЛЕФОННАЯ СЕТЬ»

Телефон : 75-08-08

Факс: 72-23-21

исх. № 147 от 30 .11. 2001



02002976

EXEMPTION # 82-4754

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kazan City Telephone Network (file # 82-4754)

Dear Sirs:

On behalf of Kazan City Telephone Network (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

1. Changes in the quarterly report for 3 quarter of 2001 .

Yours truly,
General Director
Fahriev A. M.

«Approved»

by Board of Directors
Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set» (Kazan GTS)
Minutes № 9 dated of 30.10.2001

The chairman of board of directors
R.T. Minister of Communications R.G. Zalyalov _____________
(Signature)

Seal

QUARTERLY REPORT
BY ISSUER OF SECURITIES

2001 III QUARTER

Open Joint Stock Company
«Kazanskaya Gorodskaya Telephonaya Set»

Issuer code : 55110-D
Place of location: Republic of Tatarstan
Mail address: 55-e, N. Ershov Str., Kazan, 420061

« Information exposed in present Quarterly Report is liable for disclosure in accordance with law on securities of the Russian Federation.»

General Director A. M. Fahriev _____________

Chief Accountant L.V. Tyugaeva _____________
30.10.2001

Contact person: ***Elvira R. Akhmadullina***
Position: ***Engineer SC dpt.***
Tel: ***(8432) 72-63-93***
Fax: ***(8432) 72-23 -21***
E-Mail: *elia@gts.kazan.su*

Changes in the quarterly report for 2001 third quarter.

41.Information on penalties imposed on the Issuer and the Issuer's involvement in legal proceedings.

Date of penalty: ***27.04.2001***
Body imposing the penalty: ***Kazan city administration***
Reasons of penalty: ***territory development offense***
Type of penalty: ***fine***
Penalty amount (rbl): ***1 000***
Execution of penalty: ***executed***

Date of penalty: ***10.05.2001***
Body imposing the penalty: ***Tax Inspection of Kazan city***
Reasons of penalty: ***Delayed payment of the road users tax***
Type of penalty: ***fine***
Penalty amount (rbl): ***773.3***
Execution of penalty: ***executed***

Date of penalty: ***10.05.2001***
Body imposing the penalty: ***Tax Inspection of Kazan city***
Reasons of penalty: ***delayed payment of vehicles purchase tax***
Type of penalty: ***fine***
Penalty amount (rbl): ***643.13***
Execution of penalty: ***executed***

Date of penalty: ***10.05.2001***
Body imposing the penalty: ***Tax Inspection of Kazan city***
Reasons of penalty: ***delayed payment of research and devlopment tax***
Type of penalty: ***fine***
Penalty amount (rbl): ***665.44***
Execution of penalty: ***executed***

Date of penalty: ***22.05.2001***
Body imposing the penalty: ***Kazan city administration***
Reasons of penalty: ***territory development offense and delayed cleaning of the territory***
Type of penalty: ***fine***
Penalty amount (rbl): ***2 000***
Execution of penalty: ***executed***

Date of penalty: ***30.06.2001***
Body imposing the penalty: ***Tax Inspection of Kazan city***
Reasons of penalty: ***delayed payment of of the road users tax***
Type of penalty: ***fine***

Penalty amount (rbl): ***2 589.72***
Execution of penalty: ***executed***

Date of penalty: ***30.06.2001***
Body imposing the penalty: ***Tax Inspection of Kazan city***
Reasons of penalty: ***delayed delivery of the tax declaration***
Type of penalty: ***fine***
Penalty amount (rbl): ***758.38***
Execution of penalty: ***executed***

Date of penalty: ***28.09.2001***
Body imposing the penalty: ***Administration of the Sovetsky district, Kazan***
Reasons of penalty: ***earthwork rules violations***
Type of penalty: ***fine***
Penalty amount (rbl): ***7 000***
Execution of penalty: ***executed***

42. Essential facts (event, action), having a place in accounting quarter.

Date of occurrence of the fact (event, action): ***16.07.2001***
Code: ***1555110D16072001***

The following decisions are made at board of directors of OAO "Kazan GTS" meeting, which was held on July,6, 2001.

To set a date of holding the unscheduled general meeting of the shareholders of OAO "Kazan GTS" as August 17, 2001, place of the meeting - 55-e, N. Ershov Str., Kazan, time of the meeting – 10 a.m..
Date of shareholders listing who have the right to participate at the unscheduled general meeting of the shareholders - is July 06, 2001.

Date of occurrence of the fact (event, action): ***16.07.2001***
Code: ***1355110D16072001***

The following decisions are made at board of directors of OAO "Kazan GTS" meeting, which was held on July,6, 2001.
1. To ratify the report on results of the issue of OAO "Kazan GTS" nominal non-documentary series 05 telephone loan bonds.
2. To entrust ZAO IC «Elemte» (director general Shafikova ZI.) to register the given report in the legislative order.
3. To accept changes and additions to the charter of OAO "Kazan GTS".
4. To set a date of holding the unscheduled general meeting of the OAO "Kazan GTS" shareholders on August 17, 2001, place of the meeting - 55-e, N. Ershov Str., Kazan, time of the meeting – 10 a.m..
5.Date of shareholders listing who have the right to participate at unscheduled general meeting of the shareholders - is July 06, 2001.
6. Agenda of unscheduled general meeting of the shareholders:
" Ratifying the changes and additions to the charter of OAO "Kazan GTS" .

7 members of board of directors were present at the meeting, the quorum for acceptance of the decision was present.

All decisions are accepted unanimously.

Date of occurrence of the fact (event, action): ***27.08.2001***

Code: ***1255110D27082001***

Type of general meeting: unscheduled general meeting of the shareholders.

The form of the meeting: non-correspondent.

Date of the meeting: August 17, 2001.

Place of the meeting: 55 -e, N. Ershov Str., Kazan

72, 97 % of the voting shares holders were present at the meeting

On the first question of the agenda " Modification and additions to the charter of OAO "Kazan GTS""FOR" 100 % of the placed voting shares, which holders are registered at the meeting voted " FOR "

"Against" - none

" abstained" - none

The decision is accepted: to ratify modification and additions to the charter of OAO "Kazan GTS".

Date of occurrence of the fact (event, action): ***3.08.2001***

Code: ***1355110D03082001***

The following decisions are made at board of directors of OAO "Kazan GTS" meeting, which was held on July,26, 2001.

1. To ratify modification in the decision on accommodation of OAO "Kazan GTS" documentary coupon bonds to bearer series B, in amount of 300 000 (three hundred thousand), with nominal value 100 (hundred) roubles each, with total value 30 000 000 (thirty million) roubles. Method of accommodation - open subscription.

The interest rate under the documentary series B bonds is to be set at a rate of 85 % of a Central Bank of Russian Federation discount rate.

2. To ratify the Decision on issue and prospectus of issue of OAO "Kazan GTS" documentary coupon bonds to bearer series B, in amount of 300 000 (three hundred thousand), with nominal value 100 (hundred) roubles each, with total value 30 000 000 (thirty million) roubles with obligatory centralized storage. Method of accommodation of the bonds - open subscription.

3. To assign ZAO IC «Elemte» to be a general agent of organization of the issue, accommodation and maintenance of the coupon bonds loan

4. To ratify the Decision on accommodation of OAO "Kazan GTS" telephone loan nominal non-documentary series 06 bonds in amount of 5000 (five thousand) pieces, with nominal value 3500 (three thousand five hundred) roubles. Method of accommodation - closed subscription.

5. To assign ZAO IC «Elemte» to be a general agent of organization of the issue, accommodation and maintenance of the bonds loan

Results of voting: the decision is accepted unanimously.

5 members of Board of directors participated in the meeting, the quorum for acceptance of the decision was present.

Date of occurrence of the fact (event, action): ***20.09.2001***

Code: ***1155110D20092001***

Type of securities : The nominal documentary coupon bond, series 05, coupon 5, tranche 2
Date of charging the income under the bonds: 20.09.2001.
Time of income payment under the bonds: from 20.09.2001 to 20. 09.2001.
Body of the emitter accepting the decision on payment of the income: a joint executive body
Size of interest charged on one bond: 22,2 % annual.
Total of the bonds of one tranche, on which the dividends are charged: 100 000 pieces
The form of payment of the income: money.

Date of occurrence of the fact (event, action): ***26.09.2001***

Code: ***1555110D26092001***

September 17, 2001 the board of directors of OAO "Kazan GTS" has decided to pay the income under OAO "Kazan GTS" telephone loan series 04 bonds.
The list of bond holders having the right on reception of the income is to be made as of August 31, 2001.

47. Facts resulted in increase or decrease of the Issuer's assets by more than 10 %.

In the report for III quarter not presented.

The amount of Issuer's assets on the end date of the reported quarter prior the reported one : ***590 511 thousand roubles***

The amount of assets of the Issuer on end date of the reported quarter : ***617837 thousand roubles***

48. Facts resulted in increase of the Issuer's profits (losses) for the reported period by more than 20 % compared with the previous quarter.

Date of the fact:

Description: ***Change in profits was a result of an increase of the other operational and non-trade incomes (taxes) and operating expense of main activity and decrease of non-trade incomes (differences in exchange on DM – 7665)***
Absolute change of the profit (losses) for the reported quarter in comparison with profit (loss) of the issuer for a quarter prior the reported
-9605 thousand roubles

profit (losses) of the issuer for the quarter prior the reported one: ***12 004 thousand roubles***

profit (losses) of the issuer for the reported quarter: ***2399 thousand roubles***

52. Loans, received by the Issuer and its affiliated companies for the reported quarter.

Information on debt amount, accounts payable of the issuer on the end date of reported quarter.

Parameter	Balance on the beginning of the year (ths.rbl.)	Received (ths.rbl.)	Paid off (ths.rbl.)	Balance On the end of quarter (ths.rbl.)
Long term bank credits	129 352	60 722	27 573	162 501
including overdue	-	-	-	-

Other long term loans	78 062	38 737	81 352	35 447
including overdue	-	-	-	-
Sort term bank credits	-	-	-	-
including overdue	-	-	-	-
Bank credits for employees	-	-	-	-
including overdue	-	-	-	-
Other short term loans	-	-	-	-
including overdue	-	-	-	-

53. Accounts receivable and accounts payable of the Issuer and his affiliates for the reported period

Information on volume of Accounts receivable and accounts payable of the Issuer for the reported period

Parameter	Balance on the beginning of the year (ths.rbl.)	Received (ths.rbl.)	Paid off (ths.rbl.)	Balance on the end of quarter (ths.rbl.)
1) accounts receivable:				
Short-term	51 997	250 254	232 086	70 165
Including overdue	-	-	-	-
With more than 3 months' duration	-	-	-	-
Including on:				
Long-term	-	-	-	-
Including overdue	-	-	-	-
With more than 3 months' duration	-	-	-	-
Including on:				
2) accounts payable				
Short-term	24 058	200 084	198 371	25 771
Including overdue	-	-	-	-
With more than 3 months' duration	-	-	-	-